BB 4/1

[redacted]

09040616

:ATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 01 2009
Washington, DC
110

SEC FILE NUMBER
8-52473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercer Capital, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 31st Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew B. Dorman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Capital, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

GOLDA KANTOR
Notary Public, State of New York
No. 01KA6089930
Qualified in Queens County
Commission Expires Mar. 31, 20__

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERCER CAPITAL, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

MERCER CAPITAL, LTD.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

General Partner
Mercer Capital, Ltd.

We have audited the accompanying statement of financial condition of Mercer Capital, Ltd. as of December 31, 2008, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercer Capital, Ltd. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 30, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MERCER CAPITAL, LTD.
Statement of Financial Condition
December 31, 2008

ASSETS

Assets	
Cash and cash equivalents	$ 1,872,232
Deposit with clearing broker-dealer	100,000
Receivable from clearing broker-dealer	73,120
Other assets	46,161
Total Assets	$ 2,091,513

LIABILITIES AND PARTNERS' EQUITY

Liabilities	
Accounts payable	$ 732,910
Commissions and payroll payable	107,546
Total Liabilities	840,456
Partners' equity	
Partners' capital	1,251,057
Total Liabilities and Partners' Equity	$ 2,091,513

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Income
For the Year Ended December 31, 2008

Revenue	
Commissions income	$ 2,686,226
Life insurance proceeds	2,000,280
Interest	18,486
Other	286,835
Total Revenue	4,991,827
Expenses	
Registered representatives' compensation	1,719,505
Salaries and other employment costs	356,785
Clearing charges	330,856
Communications	114,140
Data processing costs	29,326
Promotional costs	113,843
Occupancy and equipment costs	497,876
Regulatory fees and expense	150,752
Losses in error account and bad debts	522,429
Other	612,994
Total Expenses	4,448,506
Net Income	$ 543,321

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2008

	General Partner	Limited Partner	Receivable from Affiliate	Total
Balance, December 31, 2006	$ 815	$ 706,921	$ (393,071)	$ 314,665
Net change in receivable from Affiliate			393,071	393,071
Net income	543	542,778		543,321
Balance, December 31, 2008	$ 1,358	$ 1,249,699	$ -	$ 1,251,057

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2008

Balance, December 31, 2007	$ --
Additions	--
Retirements	--
Balance, December 31, 2008	$ --

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 543,321
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Bad debt-Affiliate	507,785
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in receivable from clearing broker-dealer	(11,167)
Decrease in other assets	1,110
Increase in accounts payable	732,910
Increase in commissions and payroll payable	46,001
Net cash provided by operating activities	1,819,960
Cash flows from investing activities	
Net advances to Affiliate	(114,714)
Net cash used by investing activities	(114,714)
Cash flows from financing activities	--
Net increase in cash and cash equivalents	1,705,246
Cash and cash equivalents at beginning of year	166,986
Cash and cash equivalents at end of year	$ 1,872,232

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Notes to the Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Mercer Capital, Ltd. (the "Partnership") is a limited partnership formed under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) and is also a member of the Financial Industry Regulatory Authority (FINRA). Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Partnership's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Partnership executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Partnership's customers.

Mercer Capital Ltd., a Minnesota corporation, is the General Partner. Income and loss are allocated to partners based on their percentage of ownership.

Mercer Asset Management, Inc. ("Affiliate") performed management services for the Partnership through November 30, 2008.

Securities Transactions

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities" which permits the to defer the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Partnership has elected to defer the implementation of FIN 48 while the FASB

Note 1 - Summary of Significant Accounting Policies, continued

Income taxes, continued

develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

The Partnership currently accounts for income taxes on an as-filed or to-be-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related tax position is taken (or is expected to be taken) in its income tax returns. Management evaluates the ultimate realizability of current and deferred tax benefits and, if necessary, records a valuation allowance.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 - Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 3 - Related Party Transactions

The Partnership had an expense sharing agreement with Affiliate through November 30, 2008. The agreement called for the Partnership to pay its direct expenses and for certain shared expenses to be allocated between the Partnership and Affiliate in accordance with percentages outlined in the agreement. The Partnership incurred expenses of approximately $1,115,000 under the agreement in 2008. Funds

Note 3 - Related Party Transactions, continued

advanced to Affiliate in excess of shared expenses incurred aggregating $507,785 were deemed uncollectible and are reflected in losses in error account and bad debts in the statement of income. The Partnership is paying the office lease obligation of Affiliate and is negotiating with the landlord to assume the lease. Monthly payments under the lease are approximately $27,000 through April 30, 2015.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2008, the Partnership had net capital of approximately $1,169,010 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .72 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 6 - Commitments and Contingencies

A customer of the Partnership is alleging losses in accounts of approximately $2,800,000. Legal counsel is presently investigating the transactions in the customer's accounts and has not reached any conclusions as to the propriety and legality of the trading. The customer has yet to institute a proceeding against the Partnership to recover the alleged losses. Legal counsel believes it is premature to reach any opinion as to liability to the Partnership.

The Partnership also filed a complaint against the issuer of securities alleging damages in excess of $3,000,000 related to a private placement in which the Partnership acted as the placement agent. The damages claim includes uncollected commissions and fees aggregating $628,869. Such fees have not been recognized as revenue in the accompanying statement of income. The defendant has filed a counterclaim for the approximately $600,000 it paid the Partnership plus damages in excess of $60,000,000. The Partnership engaged new legal counsel to handle these

Note 6 - Commitments and Contingencies, continued

cases in March 2009. Management is unable to determine the ultimate outcome of this matter.

Also, the Partnership is a party to other claims, legal actions and complaints arising in the ordinary course of business. Management, after consultation with legal counsel, does not believe any of these claims could have a material adverse effect on its financial position.

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of any net loss on the unsettled trades. At December 31, 2008, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2008

Schedule I

MERCER CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital

Total ownership equity qualified for net capital	$ 1,251,057
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	1,251,057
Deductions and/or charges	
Non-allowable assets:	
Other assets	(46,161)
Net capital before haircuts on securities positions	1,204,896
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Money market mutual fund	35,886
Net capital	$ 1,169,010

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 732,910
Commissions and payroll payable	107,546
Total aggregate indebtedness	$ 840,456

Schedule I (continued)

MERCER CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 56,058
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 1,069,010
Excess net capital at 1000%	$ 1,084,965
Ratio: Aggregate indebtedness to net capital	0.72 to 1

Reconciliation with Partnership's Computation

The following serves to reconcile differences in the computation of net capital and aggregate indebtedness under Rule 15c3-1 from the Partnership's computation:

Net Capital	
Net capital per the Partnership's Unaudited FOCUS IIA, December 31, 2008	$1,788,726
Increase in accounts payable	(628,387)
Decrease in accrued liabilities	8,673
Rounding	(2)
Net capital per report pursuant to Rule 17a-5(d), December 31, 2008	$ 1,169,010
Aggregate Indebtedness	
Aggregate indebtedness per the Partnership's Unaudited FOCUS IIA, December 31, 2008	$ 220,742
Increase in accounts payable	628,387
Decrease in accrued liabilities	(8,673)
Aggregate indebtedness per report pursuant to Rule 17a-5(d), December 31, 2008	$ 840,456

Schedule II

MERCER CAPITAL, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: RBC Capital Markets Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner of
Mercer Capital, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Mercer Capital, Ltd. (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 30, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
March 30, 2009

MERCER CAPITAL, LTD.

December 31, 2008

Report Pursuant to Rule 17a-5(d)